SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                        Rule 13e-3 Transaction Statement

           Under Section 13(e) of the Securities Exchange Act of 1934


                                 Amendment No.3

                                       to

                                 Schedule 13E-3


                       STATE OF FRANKLIN BANCSHARES, INC.

                              (Name of the Issuer)


                       State of Franklin Bancshares, Inc.

                         State of Franklin Merger Corp.

                              Charles E. Allen, Jr.

                                Randal R. Greene

                           Charles E. Allen, Sr., M.D.

                                 Vance W. Cheek

                            Kenneth E. Cutshall, M.D.

                                Stephen K. Gross

                                 Alan R. Hubbard

                                Donald R. Jeanes

                             Verrill M. Norwood, Jr.

                                Cameron E. Perry

                               Richard S. Venable

                            Henry Jack Williams, M.D.

                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $1.00 PAR VALUE

                         (Title of Class of Securities)


                                 Not Applicable

                      (CUSIP Number of Class of Securities)

                              Charles E. Allen, Jr.

                      Chairman and Chief Executive Officer

                       State of Franklin Bancshares, Inc.

                             1907 North Roan Street

                          Johnson City, Tennessee 37604

                                 (423) 232-4400

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies To:

                         Linda M. Crouch-McCreadie, Esq.

               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

                         207 Mockingbird Lane, Suite 300

                          Johnson City, Tennessee 37604

                                 (423) 921-0181


     This statement is filed in connection with (check the appropriate box):

a.   [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.   [ ]    The filing of a registration statement under the Securities Act of 1933.

c.   [ ]    A tender offer.

d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: []

                                  INTRODUCTION


This Amendment No. 3 to Rule 13e-3  Transaction  Statement (the  "Statement") on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by State of Franklin Bancshares, Inc., a Tennessee corporation ("State of Franklin" or the "Company"), State of Franklin Merger Corp., a Tennessee corporation and the Company's wholly-owned subsidiary (the "Merger Corp."), Charles E. Allen, Jr., Randal R. Greene, Charles E. Allen, Sr., M.D., Vance W. Cheek, Kenneth E. Cutshall, M.D., Stephen K. Gross, Alan R. Hubbard, Donald R. Jeanes, Verrill M. Norwood, Jr., Cameron E. Perry, Richard S. Venable and Henry Jack Williams, M.D. (collectively, the "Individuals"), who are the directors and executive officers of both the Company and Merger Corp., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 13, 2005 (the "Merger Agreement"), by and between the Company and the Merger Corp. A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith (as amended and including all annexes thereto, the "Proxy Statement"). Concurrently with the filing of this
Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the preliminary Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.


All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement. All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger" is incorporated herein by reference.

ITEM 2.SUBJECT COMPANY INFORMATION.

(a). The name of the subject company is State of Franklin Bancshares, Inc. The address of the principal executive offices of the Company is 1907 North Roan Street, Johnson City, Tennessee 37601. The Company is a registered bank holding company.

(b). The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS" and "PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS - Who can vote?" is incorporated herein by reference.

(c).-(d).The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.

(e). Not applicable.

(f). The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.

ITEM 3.IDENTITY AND BACKGROUND OF FILING PERSON.

(a).-(b).The information set forth in the Proxy Statement under "Determination of Fairness of Merger Corp. and Other State of Franklin Affiliates" and "Information about State of Franklin and Merger Corp." is incorporated herein by reference.

(c). The information set forth in the Proxy Statement under "Information about State of Franklin and Merger Corp." is incorporated herein by reference.

(d). Not applicable.

ITEM 4.TERMS OF THE TRANSACTION.

(a). The information set forth in the Proxy Statement under "Determination of Fairness of Merger Corp. and other State of Franklin Affiliates" and of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Opinion of Financial Advisor"; "Material U.S. Federal Income Tax Consequence of the Going Private Merger"; and "The Merger Agreement" is incorporated herein by reference.

(b).Not applicable.

(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(d).The information set forth in the Proxy Statement under "Dissenters Rights" is incorporated herein by reference.

(e).No provision is being made in connection with the Going Private Merger to grant unaffiliated shareholders access to the filing persons' files or to obtain counsel or appraisal services at the expense of the filing persons.

(f).Not applicable.

ITEM 5.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a). The information set forth in the Proxy Statement under "Transactions with Executive Officers, Directors and Others" is incorporated herein by reference.

(b)-(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal" and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(e).The information set forth in the Proxy Statement under "State of Franklin Stock Ownership" and "Information about State of Franklin and Merger Corp." is incorporated herein by reference.

ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a). The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "Effects of the Going Private Merger" and "The Merger Agreement" is incorporated herein by reference.

(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; "The Merger Agreement"; and "Information about State of Franklin and Merger Corp." is incorporated herein by reference.

(d).Not applicable.

ITEM 7.PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.


(b).-(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(d).The information set forth in the Proxy Statement under "Effects of the Going Private Merger" and "Material U.S. Federal Income Tax Consequence of the Going Private Merger" is incorporated herein by reference.

ITEM 8.FAIRNESS OF THE TRANSACTION.

(a)-(e).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; "Determination of Fairness of Merger Corp. and Other State of Franklin Affiliates"; "Per Share Market Price"; and "Opinion of Financial Advisor" is incorporated herein by reference.

(f).Not applicable.

ITEM 9.REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Opinion of Financial Advisor" is incorporated herein by reference.


(c).The Opinion of Financial Advisor, attached as Annex B to the Proxy Statement; the Valuation Letter of Financial Advisor, attached as Annex D to the Proxy Statement; and the Company's Five Year Budget, attached as Annex E to the Proxy Statement are incorporated herein by reference.


ITEM 10.SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b).The information set forth in the Proxy Statement under "Source and Amount of Funds for the Going Private Merger" is incorporated herein by reference. No alternative financing arrangements or plans have been made to finance the Going Private Merger.

(c).The information set forth in the Proxy Statement under "Fees and Expenses of the Going Private Merger" is incorporated herein by reference.

(d).Not applicable.

ITEM 11.INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a).The information set forth in the Proxy Statement under "Interests of Officers and Directors in the Going Private Merger" and "State of Franklin Stock Ownership" is incorporated herein by reference.

(b). The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.

ITEM 12.THE SOLICITATION OR RECOMMENDATION.

(d)-(e).The information set forth in the Proxy Statement under "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

ITEM 13.FINANCIAL STATEMENTS.

(a).The financial statements, and the notes thereto, of State of Franklin set forth in State of Franklin's annual report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on March 31, 2005, and the financial statements, and the notes thereto, of State of Franklin set forth in State of Franklin's quarterly report on Form 10-QSB for the quarter ended March 31, 2005, filed with the SEC on May 12, 2005, is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "Summary Unaudited Pro Forma Consolidated Financial Information"; "Selected Per Share Financial Information"; "Effects of the Going Private Merger"; and "Index to Financial Statements" is incorporated herein by reference.

(c). The   information  in  the  Proxy   Statement   under  "Summary   Financial
     Information" is incorporated herein by reference.

ITEM 14.PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b).The information set forth in the Proxy Statement under "Cost of Solicitation" is incorporated herein by reference.

ITEM 15.ADDITIONAL INFORMATION.

(b).The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.EXHIBITS.



(a)(1).Preliminary Proxy Statement on Schedule 14A, as amended, of the Company, as filed with the Commission on July 25, 2005.*


(a)(2).Current Report on Form 8-K containing press release issued April 7, 2005, incorporated herein by reference.

(c)(1).Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(c)(2) Financial Schedules prepared by Alex Sheshunoff & Co.

(d)(1).Agreement and Plan of Merger dated as of April 13, 2005 by and between the Company and State of Franklin Merger Corp.(included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(f)(1).Sections 48-21-101 through 48-23-302 of Tennessee Business Corporation Act included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*


* Incorporated by reference to the Company's Preliminary Proxy Statement, as amended, on Schedule 14A, as filed with the Commission on July 25, 2005.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: July 25, 2005                    STATE OF FRANKLIN BANCSHARES, INC.


                                By: /s/ Charles E. Allen, Jr.

                                        Charles E. Allen, Jr.

                                        Chairman and Chief Executive Officer

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                   /s/ Charles E. Allen, Jr.

                                       Charles E. Allen, Jr.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                            STATE OF FRANKLIN MERGER CORP.
Dated: July 25, 2005



                                    By: /s/ Charles E. Allen, Jr.
                                            Charles E. Allen, Jr.
                                            Chairman and Chief Executive Officer

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                          /s/ Randal R. Greene
                                              Randal R. Greene

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                         /s/ Charles E. Allen, Sr., M.D.

                                             Charles E. Allen, Sr., M.D.

--------------------------------------------------------------------------------
                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005




                                         /s/ Vance W. Cheek

                                             Vance W. Cheek

--------------------------------------------------------------------------------
                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005




                                          /s/ Kenneth E. Cutshall, M.D.

                                              Kenneth E. Cutshall, M.D.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                    /s/ Stephen K. Gross

                                        Stephen K. Gross

--------------------------------------------------------------------------------
                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005




                                             /s/ Alan R.Hubbard

                                                 Alan R. Hubbard

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005




                                        /s/ Donald R. Jeanes

                                            Donald R. Jeanes

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                       /s/ Verrill M. Norwood, Jr.

                                           Verrill M. Norwood, Jr.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                     /s/ Cameron E. Perry

                                         Cameron E. Perry

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005




                                       /s/ Richard S. Venable

                                           Richard S. Venable

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: July 25, 2005





                                      /s/ Henry Jack Williams, M.D.

                                          Henry Jack Williams, M.D.

                                   EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                           PERIOD-END BALANCE SHEETS


                                                                                                 Changes 2003-2004Q3
                                                                                                ---------------------
(Thousands)                           2000         2001        2002       2003      2004Q3       Dollar     Percent
                                     -----        -----       -----      ------     -----        ------     --------

Int-Bearing Deposits              $    227     $     58     $  1,366   $  3,337   $  2,942      ($  395)      -11.8%
Fed Funds Sold                       2,525       28,590       12,705     25,040     16,545      ( 8,495)      -33.9%
Securities                          54,243       72,567       77,767     97,407    108,290       10,883        11.2%
Ln&Lse: Net Unearned Income        136,420      141,638      160.353    151,060    158,161        7,101         4.7%
                                  --------      -------     --------   --------   --------      -------      -------
     TOTAL EARNING ASSETS         $193,415     $242,853     $252,191   $276,844   $285,938      $ 9,094         3.3%

Allow for Loan & Lse Losses           (981)      (1,474)      (1,563)    (1,870)    (1,727)         143        -7.6%
Cash & Due: Nonint-Bearing           4,716        5,253        5,817      3,764      4,465          701        18.6%
Premises and Fixed Assets            5,396        5,396        5,761      6,218      7,260        1,042        16.8%
Other Real Estate Owned                  -          450        1,322      1,153        897         (256)      -22.2%
Goodwill                                 -            -            -          -          -            -         0.0%
Other Intangible Assets                  -          236          188        140        104          (36)      -25.7%
Other Assets                         1,903        5,202        4,316      5,805      6,354          549         9.5%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL ASSETS                 $204,449     $257,839     $268,032   $292,054   $303,291      $11,237         3.8%
                                  ========     ========     ========   ========   ========      =======      =======

Demand Deposits                      9,595       18,255       11,354     12,115     15,078        2,963        24.5%
NOW ATS & Other Trans Acct           7,481        8,474       13,530     17,350     18,296          946         5.5%
MMDA & Other Savings Accts          47,680       87,722       99,211    112,335    113,536        1,201         1.1%
Time Deposits < $100M               73,953       63,547       55,356     59,909     54,839       (5,070)       -8.5%
Time Deposits > $100M               23,480       22,238       19,389     20,284     20,024         (260)       -1.3%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL DEPOSITS               $162,189     $200,236     $198,840   $221,993   $221,773      $  (220)       -0.1%

Fed Funds Purch & Sec Sold               0            0        1,050        536        217         (319)      -59.5%
Other ST Borrowings                  9,660            -            -          -          -            -         0.0%
Other LT Borrowings                 14,819       30,241       36,239     36,210     46,188        9,978        27.6%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL LIABILITIES            $187,164     $231,100     $237,410   $259,563   $269,441      $ 9,878         3.8%

Trust Preferred                          -        8,000        8,000      8,000      8,000            -         0.0%

Preferred Stock                          -            -            -          -          -            -         0.0%

FAS 115 (Other Comp Inc.)               90         (415)         252       (798)    (1,289)        (491)       61.5%
Common Equity (Excl. FAS 115)       17,195       19,154       22,370     25,289     27,139        1,850         7.3%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL COMMON EQUITY          $ 17,195     $ 18,739     $ 22,622   $ 24,491   $ 25,850      $ 1,359         5.5%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL EQUITY                   17,285       18,739       22,622     24,491     25,850      $ 1,359         5.5%
                                  --------     --------     --------   --------   --------      -------      -------
     TOTAL LIABS & EQUITY         $204,449     $257,839     $268,032   $292,054   $303,291      $11,237         3.8%
                                  ========     ========     ========   ========   ========      =======      =======


                                    EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                           COMMON SIZED BALANCE SHEETS




(% of Assets)                        2000         2001        2002       2003      2004Q3      Average
                                     -----        -----       -----      ------     ------      -------

Interest Bearing Deposits             0.1%        0.0%        0.5%        1.1%       1.0%         0.6%
Fed Funds Sold                        1.2%       11.1%        4.7%        8.6%       5.5%         6.2%
Securities                           26.5%       28.1%       29.0%       33.4%      35.7%        30.5%
Lln&Lse:  Net Unearned Income        66.7%       54.9%       59.8%       51.7%      52.1%        57.1%
                                    ------      ------      ------      ------     ------       ------
     TOTAL EARNING ASSETS            94.6%       94.2%       94.1%       94.8%      94.3%        94.4%

Allow for Loan & Lse Losses          -0.5%       -0.6%       -0.6%       -0.6%      -0.6%        -0.6%
Cash & Due:  Nonint-Bearing           2.3%        2.0%        2.2%        1.3%       1.5%         1.9%
Premises and Fixed Assets             2.6%        2.1%        2.1%        2.1%       2.4%         2.3%
Other Real Estate Owned               0.0%        0.2%        0.5%        0.4%       0.3%         0.3%
Goodwill                              0.0%        0.0%        0.0%        0.0%       0.0%         0.0%
Other Intangible Assets               0.0%        0.1%        0.1%        0.0%       0.0%         0.0%
Other Assets                          0.9%        2.0%        1.6%        2.0%       2.1%         1.7%
                                    ------      ------      ------      ------     ------       ------
     TOTAL ASSETS                   100.0%      100.0%      100.0%      100.0%     100.0%       100.0%
                                    ======      ======      ======      ======     ======       ======

Demand Deposits                       4.7%        7.1%        4.2%        4.1%       5.0%         5.0%
NOW ATS & Other Trans Acct            3.7%        3.3%        5.0%        5.9%       6.0%         4.8%
MMDA & Other Savings Accts           23.3%       34.0%       37.0%       38.5%      37.4%        34.1%
Time Deposits < $100M                36.2%       24.6%       20.7%       20.5%      18.1%        24.0%
Time Deposits > $100M                11.5%        8.6%        7.2%        6.9%       6.6%         8.2%
                                   -------      ------      ------      ------     ------       ------
    TOTAL DEPOSITS                   79.3%       77.7%       74.2%       76.0%      73.1%        76.1%

Fed Funds Purch & Sec Sold            0.0%        0.0%        0.4%        0.2%       0.1%         0.1%
Other ST Borrowings                   4.7%        0.0%        0.0%        0.0%       0.0%         0.9%
Other LT Borrowings                   7.2%       11.7%       13.5%       12.4%      15.2%        12.0%
Other Liabilities                     0.2%        0.2%        0.5%        0.3%       0.4%         0.3%
                                    ------      ------      ------      ------     ------       ------
     TOTAL LIABILITIES               91.5%       89.6%       88.6%       88.9%      88.8%        89.5%

Trust Preferred                       0.0%        3.1%        3.0%        2.7%       2.6%         2.3%

Perpetual Preferred Stock             0.0%        0.0%        0.0%        0.0%       0.0%         0.0%

FAS 115                               0.0%       -0.2%        0.1%       -0.3%      -0.4%        -0.1%
Common Equity                         8.4%        7.4%        8.3%        8.7%       8.9%         8.4%
                                    ------      ------      ------      ------    -------       ------
     TOTAL COMMON EQUITY              8.5%        7.3%        8.4%        8.4%       8.5%         8.2%
                                    ------      ------      ------      ------    -------       ------
     TOTAL EQUITY                     8.5%        7.3%        8.4%        8.4%       8.5%         8.2%
                                    ------      ------      ------      ------    -------       ------
     TOTAL LIABS & EQUITY           100.0%      100.0%      100.0%      100.0%     100.0%       100.0%
                                    ======      ======      ======      ======    =======       =======

                               EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                                INCOME STATEMENT


                                                                                                        Changes
                                                                                                    2003-LTM 2004Q3
                                                                                     LTM         -------------------
(Thousands)                           2000         2001        2002       2003      2004Q3       Dollar     Percent
                                     -----        -----       -----      ------     -----        ------     --------

Interest Income - TE               $13,911      $16,280      $17,044    $14,896    $15,090       $194          1.3%
Interest Expense                     8,610        9,349        7,558      6,637      6,549        (88)        -1.3%
                                   -------      -------      -------    -------    -------       -----        -----
     NET INTEREST INCOME           $ 5,301      $ 6,931      $ 9,486    $ 8,259    $ 8,541       $282          3.4%

Provision                              221          590          579        445        111       (334)       -75.1%
Service Charges                        338          378          419        501        523         22          4.4%

Fiduciary Fees                           -            -            -          -          -          -          0.0%
Other fee Income                        25          302          289      1,187        784       (403)       -34.0%
Other Non-Interest Income              120            -          182         43         42         (1)        -2.3%
                                   -------      -------      -------    -------    -------      -----       -------
     NON-INTEREST INCOME           $   483      $   680      $   890    $ 1,731      1,349      ($382)       -22.1%

Securities Gains (Losses)                -            -          260          -          -          -           NM

Salaries & Benefits                  1,573        1,832        2,480      2,730      2,868        138          5.1%
Premises & Fixed Assets                489          603          756        762        922        160         21.0%
Amortization of Intangible Assets        -            4           48          -          -          -          0.0%
Other Expense                        1,291        1,422        2,000      1,972      2,432        460         23.3%
                                   -------      -------      -------    -------    -------      -----       -------

     TOTAL NON-INT EXPENSE         $ 3,353      $ 3,861      $ 5,284    $ 5,464    $ 6,222       $758         13.9%
                                   -------      -------      -------    -------    -------      ------      -------
     PRE-TAX INCOME                $ 2,210      $ 3,160      $ 4,773    $ 4,081    $ 3,557      ($524)       -12.8%
Taxes & TE                             770        1,211        1,589      1,436      1,284      ( 152)       -10.6%
                                   -------      -------      -------    -------    -------      ------      --------
     INCOME BEFORE EXTRAS          $ 1,440      $ 1,949      $ 3,184    $ 2,645    $ 2,273      ($372)       -14.1%
Extraordinary Items
     & Minority Interest                 -            -            -          -          -          -          0.0%
                                   -------      -------      -------    -------    -------      ------      -------
     NET INCOME                    $ 1,440      $ 1,949      $ 3,184    $2,645     $ 2,273      ($372)       -14.1%
                                   =======      =======      =======    =======    =======      ======      =======

S-Corp?                                 No           No           No        No          No
Preferred Dividents                    $ 0          $ 0          $ 0       $ 0         $ 0
Common Dividends                         -            -            -         -           -
FTE Employees                           45           48           55        60          58


                                    EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                           COMMON SIZED INCOME STATEMENT



                                                                                    LTM
(% of Average Assets)                  2000        2001       2002       2003      2004Q3      Average
                                      -----       -----      -----      ------     ------      -------


Interest Income                       6.80%       7.04%       6.48%       5.32%      5.05%        6.14%
Interest Expense                      4.21%       4.04%       2.87%       2.37%      2.19%        3.14%
                                      -----       -----      ------     -------    -------     --------
     NET INTEREST INCOME              2.59%       3.00%       3.61%       2.95%      2.86%        3.00%

Provision                             0.11%       0.26%       0.22%       0.16%      0.04%        0.16%

Service Charges                       0.17%       0.16%       0.16%       0.18%      0.18%        0.17%
Fiduciary Fees                        0.00%       0.00%       0.00%       0.00%      0.00%        0.00%
Other fee income                      0.01%       0.13%       0.11%       0.42%      0.26%        0.19%
Other non-interest income             0.06%       0.00%       0.07%       0.02%      0.01%        0.03%
                                      -----       -----      ------     -------    -------     --------
     NON-INTEREST INCOME              0.24%       0.29%       0.34%       0.62%      0.45%        0.39%

Security Gains (Losses)               0.00%       0.00%       0.10%       0.00%      0.00%        0.02%

Salaries & Benefits                   0.77%       0.79%       0.94%       0.97%      0.96%        0.89%
Premises & Fixed Assets               0.24%       0.26%       0.29%       0.27%      0.31%        0.27%
Amortization of Intangible Assets     0.00%       0.00%       0.02%       0.00%      0.00%        0.00%
Other Expense                         0.63%       0.62%       0.76%       0.70%      0.81%        0.71%
                                      -----       -----      ------     -------    -------     --------
     TOTAL NON-INT EXPENSE            1.64%       1.67%       2.01%       1.95%      2.08%        1.87%
                                      -----       -----      ------     -------    -------     --------
     PRE-TAX INCOME                   1.08%       1.37%       1.82%       1.46%      1.19%        1.38%
Taxes & TE                            0.38%       0.52%       0.60%       0.51%      0.43%        0.49%
                                      -----       -----      ------     -------    -------     --------
     INCOME BEFORE EXTRAS             0.70%       0.84%       1.21%       0.94%      0.76%        0.89%
Extraordinary Items                   0.00%       0.00%       0.00%       0.00%      0.00%        0.00%
                                      -----       -----      ------     -------    -------     --------
     NET INCOME                       0.70%       0.84%       1.21%       0.94%      0.76%        0.89%
                                      =====       =====      ======     =======    =======     ========

MEMO:  Est. Average Assets         $204,449    $231,144    $262,936    $280,043  $298,660
                                   ========    ========    ========    ========  ========

                                    EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                                      LOANS


                                                                                                Changes 2003-2004Q3

(Thousands)                            2000        2001        2002      2003      2004Q3       Dollar     Percent
                                      -----       -----       -----     ------     ------      -------     -------

Commercial & Industrial              $26,337    $25,437     $28,255    $26,590    $28,953       $2,363        8.9%
Commercial Real Estate                 7,802     13,127      24,506     20,078     25,243        5,165       25.7%
Construction & Land Development          762     14,668      19,017     21,974     24,879        2,905       13.2%
Residential Real Estate               77,846     67,913      76,187     77,565     74,047       (3,518)      -4.5%
Agricultural & Farm                        -          -           -          -          -            -         NA
Consumer                              22,195     19,091      10,929      3,547      3,879          332        9.4%
Other Loans & Unearned Income          1,477      1,402       1,459      1,306      1,160         (146)     -11.2%
                                    --------   --------    --------   --------   --------      -------     -------
  LN&LSE:  NET UNEARN INCOME        $136,420   $141,638    $160,353   $151,060   $158,161       $7,101        4.7%
                                    ========   ========    ========   ========   ========      =======     =======


(% of Gross Loans)

                                       2000        2001       2002       2003      2004Q3        Average
                                      -----       -----      -----      ------     ------        -------

Commercial & Industrial               19.3%       18.0%      17.6%       17.6%      18.3%         18.2%
Commercial Real Estate                 5.7%        9.3%      15.3%       13.3%      16.0%         11.9%
Construction & Land Development        0.6%       10.4%      11.9%       14.5%      15.7%         10.6%
Residential Real Estate               57.1%       47.9%      47.5%       51.3%      46.8%         50.1%
Agricultural & Farm                    0.0%        0.0%       0.0%        0.0%       0.0%          0.0%
Consumer                              16.3%       13.5%       6.8%        2.3%       2.5%          8.3%
Other Loans                            1.1%        1.0%       0.9%        0.9%       0.7%          0.9%
                                    -------      ------     ------      ------     ------        ------
     GROSS LOANS                     100.0%      100.0%     100.0%      100.0%     100.0%        100.0%
                                    =======      ======     ======      ======     ======        ======


                                    EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                                      CREDIT QUALITY


                                                                                                     Changes
                                                                                                   2003-2004Q3

     ASSET QUALITY                    2000        2001        2002      2003     2004Q3        Dollar      Percent
     -------------                  -------    --------    --------    -------   --------      -------     -------
(Thousands)
Total Loans 90+ Past Due            $   194    $    881    $      0   $      0   $      0       $     0          NA
                                    =======    ========    ========   ========   ========       ========     =======
Total Loans Nonaccrual                 $984      $2,840      $1,104     $3,212   $  2,893       $  (319)       -9.9%
Total Loans Restructured                  -           -           -          -          -             -          NA
                                    -------    --------    --------   --------   --------       --------     -------
     NON-PERFORMING LOANS*             $984      $2,840      $1,104     $3,212   $  2,893        $ (319)       -9.9%
Other Real Estate Owned                   -         450       1,322      1,153        897          (256)      -22.2%
                                    -------    --------    --------   --------   --------       --------     -------
     NON-PERFORMING ASSETS*            $984      $3,290      $2,426     $4,365   $  3,790       $  (575)      -13.2%
                                    =======    ========    ========   =======    ========       ========     =======

     ASSET QUALITY RATIOS                                                                       Average
     --------------------                                                                       -------
90+ Past Due as % of Loans            0.14%      $0.62%      0.00%       0.00%       0.00%          0.19%
                                    =======    ========    ========   ========   ========       ========
Non-Accrual Loans as % of Loans       0.72%       2.01%      0.69%       2.13%       1.83%          1.39%
Total Loans Restr. as % of Loans      0.00%       0.00%      0.00%       0.00%       0.00%          0.00%
                                    -------    --------    --------   --------   --------       --------
     NPL's as % of LOANS              0.72%       2.01%      0.69%       2.13%       1.83%          1.39%
                                    =======    ========    ========   ========   ========       ========
     NPA's as % of Loans and OREO     0.72%       2.32%      1.50%       2.87%       2.38%          1.85%
     NPA's as % of Assets             0.48%       1.28%      0.91%       1.49%       1.25%          1.23%

     ALLOWANCE-LLR
     -------------
Period-end                            $981      $1,474     $1,563      $1,870    $  1,727
% of Non-Performing Assets           99.70%      44.80%     64.43%      42.84%      45.57%
% of Non-Performing Loans            99.70%      51.90%    141.58%      58.22%      59.70%
% of Loans                            0.72%       1.04%      0.97%       1.24%       1.09%

                                                                                     LTM
     NET CHARGE-OFFS                  2000        2001       2002        2003      2004Q3
     -------------                  -------    --------    --------    -------   --------
Total Charge-Offs                     $ 50       $ 181      $ 490        $138       $ 273
Total Recoveries                         -           2          -           -           6
                                    -------    --------    --------   --------   --------
Net Charge-Offs                       $ 50       $ 179      $ 490        $138    $    267
                                    =======    ========    ========   ========   ========
Total Loans                        $136,420    $141,638    $160,353   $151,060   $158,161
                                    =======    ========    ========   ========   ========
Net Charge-Offs/Loans                  0.04%       0.13%       0.31%      0.09%      0.17%


*Nonperforming loans and assets do not include Loans 90 Days Past Due

                                    EXHIBIT I
                       STATE OF FRANKLIN BANCSHARES, INC.
                                   KEY RATIOS



                                                                                    LTM
                                       2000        2001       2002       2003      2004Q3      Average
                                      -----       -----      -----      ------     ------      -------

Growth Rates
-------------
  Asset Growth                         NA          26.1%       4.0%       9.0%       3.2%       10.5%
  Loan Growth                          NA           3.8%      13.2%      -5.8%       5.2%        4.1%
  Deposit Growth                       NA          23.5%      -0.7%      11.6%      -1.1%        8.3%
  Income Growth                        NA          35.5%      63.4%     -16.9%     -28.6%       13.3%

Balance Sheet
-------------
  Assets/FTE                        $ 4,543     $ 5,372    $ 4,873    $  4,868    $ 5,229      $ 4,977
  Total Equity/Assets                  8.45%       7.27%      8.44%      8.39%       8.52%       8.21%
  Common Equity/Assets                 8.45%       7.27%      8.44%      8.39%       8.52%       8.21%
  T.Common Equity/T.Assets             8.45%       7.18%      8.38%      8.34%       8.49%       8.17%
  Tier 1 Capital Ratio                 8.41%       9.81%     10.99%     10.74%      10.82%      10.15%
  Loans/Deposits                      84.11%      70.74%     80.64%     68.05%      71.32%      74.97%
  Liquidity Ratio                     32.97%      46.07%     41.13%     49.91%      45.26%      43.07%

Income Statement
-----------------
  ROAA                                 0.70%       0.84%      1.21%      0.94%       0.76%       0.89%
  ROACE                               16.66%      10.82%     15.40%     11.23%       9.02%      12.63%
  Efficiency Ratio                    57.97%      50.73%     50.93%     54.69%      62.91%      55.45%
  Net Interest Margin (TE)             5.48%       3.18%      3.83%      3.12%       3.03%       3.73%
  Effective Tax Rate                  34.84%      38.32%     33.29%     35.19%      36.10%      35.55%
  Dividend Payout Ratio                0.00%       0.00%      0.00%      0.00%       0.00%       0.00%

  Yield on Earning Assets             14.38%       7.46%      6.89%      5.63%       5.36%       7.95%
  Cost of Interest Bearing
    Liabilities                        9.72%       4.80%      3.46%      2.82%       2.61%       4.68%
                                     -------     -------    -------    -------     -------     -------
    Yield/Cost Spread                  4.66%       2.66%      3.43%      2.82%       2.75%       3.26%

7.00% Tangible Capital Ratio Calcs
----------------------------------
  Target 7.00% Capital              $14,311     $18,032    $18,749    $20,434     $21,223
  Excess Common Equity/(Deficiency) $ 2,974     $   471    $ 3,685    $ 3,917     $ 4,523
